Movie Trailer Galaxy, Inc.
9048 Brooks Road #168
Windsor, CA 95492

December 16, 2010

VIA EDGAR and FEDERAL EXPRESS
Ms. Lisa Kohl, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  Movie Trailer Galaxy, Inc.
        Registration Statement on Form S-1
        Filed October 15, 2010
        File No. 333-169970

Dear Ms. Kohl:

We are in receipt of your comment letter dated November 12, 2010 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Registration Statement on Form S-1

General

1.
We note your statement that you do not consider your company a blank check company, however  it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

•	Your disclosure indicates you are a development stage company issuing penny stock;

•	You have not commenced operations and it is unclear whether you will be able to do so within the next 12 months;

•	You have no revenues, contracts or agreements with customers or advertisers;

•	You have no assets, except for $42,246 in cash;

•	Your registration statement contains very general disclosure related to the nature of your business and it is unclear how you will generate revenues.

Accordingly, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.  Alternatively, please provide a detailed analysis addressing each of the issues described above in explaining in the filing why you believe your company is not a blank check company.  Also disclose whether you have any plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.

ANSWER:
We have revised to provide a detailed analysis addressing each of the above issues and state that we are not a blank check company. We have also disclosed that we do not have any plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.

2.	We note that many of your selling shareholders also appear as selling shareholders in other registration statements filed by the following companies:

• Ciglarette, Inc.;
• Rapid Holdings, Inc.; and
• Resume in Minutes, Inc.

We also note that Anslow & Jaclin, LLP has acted as counsel for each of these companies and that Li & Company, PC has served as the auditor for each of these companies.  Please disclose how and by whom these selling shareholders were identified and brought together in these transactions and describe the connections, relationships, and arrangements among them, the company and the promoters of the company.  Also disclose the names of the private placement agents, promoters, or others who were involved in placing the shares with the selling shareholders. We may have further comment after reviewing your response.

ANSWER:	Below is a summary of relationships among the Chief Executive Officers of the companies:

Ms. Novaira Haider and Mr. Lisan Rahman are close family friends who have known each other for over 25 years.  They often collaborate and assist each other. Mr. Anthony Barron was introduced to Mr. Lisan Rahman thru his sister (Grace Rahman) who resides in California and is friends with Anthony Barron.  Mr. Barron and Mr. Rahman are working together now and assisting each other on a number of issues.   Mr. Barron is working on an Network Marketing program for Ciglarette brand to launch the Ciglarette Ecig Brand in California and Internationally thru Network Marketing.  Mr. Barron has helped design the website of the company and draft the compensation plan for the Network Marketing launch.    Mr. Barron is going to be CEO of a newly formed company, which will handle California and International sales, called Ciglarette International. Mr. Barron also assisted Ciglarette Inc in getting the company a Merchant Account with Bank of America Merchant Account Services.

Ms. Stephanie Wyss was also a Los Angeles resident who is friends with Mr. Anthony Barron and Grace Rahman for a number of years.  They often collaborate and share information.  They plan on sharing email marketing lists to cross promote each other's products and services.

3.
We note that you are registering the resale of 843,800 shares held by selling stockholders.  Because of the size of the transaction being registered compared to the outstanding shares held by non-affiliates, the nature of the offering and the selling shareholders, it appears that the transaction is not a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of these shares, please identify these selling shareholders as underwriters and include a fixed price at which these selling shareholders will sell the securities for the duration of the offering or reduce the size of the offering.

ANSWER:
The transaction is a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) since none of our selling stockholders is an affiliate of the Company and all of the outstanding common stock are currently held by non-affiliates.

Cover Page of the Registration Statement

4.	Please include the date and registration statement file number on the cover.

ANSWER:	We have revised to include the date and registration statement file number on the cover.

5.
Please move the last paragraph on this page to the prospectus cover page, where it is required to appear.  Refer to Item 501(b)(10) of Regulation S-K.  Also, please move your note regarding forward-looking statements to an appropriate place in the prospectus.

ANSWER:	We have moved the last paragraph on this page and the note regarding forward-looking statements to appropriate places in the prospectus.

Prospectus Summary, page 1

Overview, page 1

6.
Please clarify here and throughout the filing that you have not yet commenced operations.  Please also revise your disclosure to briefly describe your business plan, with a view toward informing investors how you plan to generate revenue from the operation of your website.

ANSWER:
We have revised throughout the registration statement to clarify that we are attempting to commence operations and generate revenues. We have also revised our disclosure to inform investors how we plan to generate revenue from the operation of our website.

Where You Can Find Us, page 1

7.
We note that the address provided for your principal executive office in this section and in the “Description of Property” section on page 12 differs from the address provided on the cover page of the registration statement.  Please revise or advise.

ANSWER:	We have revised the address on the cover page to make it consistent with the one provided in this section and in the “Description of Property” section.

Risk Factors, page 3

8.	Please revise your disclosure to include a risk factor detailing the risks you face in competing with already established websites for web traffic and any associated advertising revenue.

ANSWER:	We have added a risk factor describing the risks we face in competing with other established websites in the market and the possibility that our ability to generate revenue may be adversely affected.

Risks Related to Our Business, page 3

We need additional capital to develop our business…, page 3

9.	Please revise this risk factor to quantify the amount of additional capital you will need to implement your business plan and explain how long this capital will suffice.

ANSWER:	We have revised this risk factor to quantify the amount of additional financing we will need and explain how long this capital will suffice.

Our future success is dependent, in part, on the performance and continued service of Novaira Haider, page 4

10.
We note that you refer to Ms. Haider in the heading of this risk factor, but that there is no reference to Ms. Haider elsewhere in your registration statement and you discuss the experience and service of Ms. Wyss in this risk factor.  Please revise or advise.

ANSWER:	We have revised Ms. Haider to Ms. Wyss throughout this registration statement.

Risks Related to our Capital Stock, page 4

Our common stock is considered a penny stock…, page 5

11.	Please revise your disclosure to state that your stock may become quoted, rather than traded, in the secondary market.

ANSWER:	We have revised to state that our stock may become quoted, rather than tradable, in the secondary market.

Description of Business, page 10

12.
Please revise your description of business to ensure that you provide all of the information required by Item 101(h) of Regulation S-K.  Revise your disclosure to explain the way(s) in which you plan to generate revenues and disclose whether you plan to register and charge users for access to your site, plan to rely on advertising revenues, or both and explain why individuals would visit your website to view movie trailers, rather than one of the other websites that provides movie trailers.  Also include a description of the movie-related products and services you plan to offer, including a description of the nature of competition within each related industry and discuss the way in which you plan to compete and market your products and or services.  Note that the specific items mentioned are only examples and you should revise your disclosure to comply with all requirements of Item 101(h) of Regulation S-K.

 ANSWER:                We have revised our description of business section to provide all of the information required by Item 101(h) of Regulation S-K regarding our business and operations.

Overview, page 10

13.
We note your statement here, and in other places in your registration statement that your website is “fully automated.”  We also note that it does not appear that your website has been updated since May 27, 2010.  Revise throughout or advise.

ANSWER:
By “fully automated” we mean the website gathers information from official movie resources through custom made script which runs every day and does not affect the site’s availability during the process.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

14.
Please revise your disclosure to clarify that you have not yet commenced operations.  In this regard, we note your identification of “plan of operation” in the first paragraph on page 14, but you present disclosure on page 16 entitled “Results of Operations.”  You should consider a more prominent heading entitled “Plan of Operation” at the beginning of your discussion.  Refer to Item 303(a) of Regulation S-K.

ANSWER:	We have revised to delete the identification of “plan of operation” in the first paragraph on page 14.

15.	Please disclose whether or not you have any material commitments for capital expenditures relating to the next 12 months. Refer to Item 303(a)(2) of Regulation S-K.

ANSWER:	We currently do not have any material commitments for capital expenditure related to the next 12 months.

Business Timeline, page 15

16.
Please revise your disclosure to further describe the activities listed in your timeline and quantify the costs associated with each of these activities.  Within this discussion indicate whether each of the activities described has been completed and, if the activity has not been completed, provide a revised timeline for the completion of each activity listed.  In this regard, we note that your timeline lists an “opening for business” date of summer 2010, but it appears that you have not yet commenced operations.

ANSWER:
The Company has completed all of the business timeline activities outlined except the marketing and launch. We expect to start marketing the website in the first quarter of 2011 with a launch date set for February 2011.

Capital Resources and Liquidity, page 16

17.
We note that your auditor has expressed a going concern opinion, that you will not receive any proceeds from the current offering and that you expect to incur losses during the next 12 months.  Please quantify the anticipated amount of your startup costs and the amount of capital necessary for you to sustain operations over the next 12 months.  You should include a summary of the amount and nature of the types of expenses you expect to incur during this period, including the $20,000 you disclose on page 8 as an estimate of the expenses associated with the registration process.  Also disclose any plans you have to raise capital and any anticipated sources of capital.  Note that any registrant that has identified a material liquidity deficiency must disclose the course of action the registrant will take to remedy the deficiency.  Refer to Item 303(a) of Regulation S-K.

ANSWER:
We expect to have legal and accounting costs of $20,000. We feel that with an additional $36,000 we can sustain operations comfortably over the next 12 to 18 months. We feel that our costs are minimum and that this will enable us to cover marketing costs and to generate revenues. We currently do not have any plan to raise additional capital, however, we intend to launch plans once this registration statement becomes effective.

Directors, Executive Officers, Promoters and Control Persons, page 17

18.
We note that Ms. Wyss has experience in “marketing, merchandising and sales.”  Please revise your disclosure to state whether Ms. Wyss has any experience in website marketing, development, and sales and briefly describe the principal line of business for each company that Ms. Wyss has worked for previously.  Refer to Item 401(e) of Regulation S-K.

ANSWER:
We have revised to disclose that Ms. Wyss does not have any direct experience in website marketing, development or sales. We also revised to describe the principal line of business for each company that Ms. Wyss has worked for previously.

19.
We note your statement that Ms, Wyss has never acted as a promoter for any company.  Please explain this disclosure in light of the fact that Ms. Wyss received 1,500,000 shares of stock in your company upon the formation of the company.  See Rule 405 of Regulation C.  Also, please note that Item 404(c) of Regulation S-K requires disclosure of all transactions between a company and its promoter(s) and revise as necessary.

ANSWER:
We have revised to state that Ms. Wyss is a promoter of the Company but has never acted as a promoter for any other company. We have also disclosed the issuance of 1,500,000 shares of common stock to Ms. Wyss as a transaction with the promoter of the Company pursuant to Item 404(c) of Regulation S-K.

Executive Compensation, page 17

20.
We note that your summary compensation table sets forth all compensation and earnings paid from April 27, 2010 to August 31, 2010.  Please revise your disclosure to state, if true, that additional compensation will be issued in the remaining months of 2010 and include an estimate as to the amount of compensation that will be issued.  In this regard, we note the employment agreement between Ms. Wyss and your company, described on page 18.

ANSWER:
We have revised to disclose that an estimated amount of $500 per month will be paid to Ms. Wyss for the remaining months of 2010, beginning from September 1, 2010, pursuant to the employment agreement between Ms. Wyss and the Company.

Employment Agreements, page 18

21.
We note that you have entered into an employment agreement with Ms. Wyss, which requires your company to pay Ms. Wyss “a minimum of $500 per month, for three (3) years.”  Please revise your disclosure to state whether you anticipate paying Ms. Wyss more than the $500 minimum payment in the future and list the factors you will use in evaluating whether Ms. Wyss is entitled to compensation in excess of the $500 minimum.  Include whether there is any maximum payment that you may pay to Mr. Wyss on a monthly basis.

ANSWER:	We anticipate that as revenues rise our pay structure will rise as well. There is no maximum payment limit set to the compensation plan.

Financial Statements

Statement of Stockholders’ Equity, page F-5

22.	Please revise your disclosure of the price per share for the 843,800 shares of stock sold to correctly state the share price as $0.05 instead of $0.005.

 ANSWER:                We have revised the abovementioned share price to $0.05.

Notes to Financial Statements

Note 3 – Going Concern, page F-11

23.
We note the disclosure regarding the concerns with your liquidity and financial condition as a going concern and that your cash position may not be sufficient to support your ability to remain in business.  Your disclosure only discusses the plan to generate revenues and to raise additional funds by way of either a private or public offering to raise funds to continue operations.  Section 607.02 of the Financial Reporting Codification requires appropriate and prominent disclosure of a registrant’s financial difficulties along with its viable plans to overcome such difficulties.  It is not clear to us whether your existing plans are viable.  Please revise to indicate whether obtaining loans from officers and directors are also part of the viable plans by management.

ANSWER:	We have revised Note 3 to indicate that obtaining loans from the officer and director is also a part of the viable plans by management.

Note 6 – Subsequent Events,  page F-13

24.	Please revise your disclosure to indicate the date the financial statements were issued. Refer to FASB ASC 855-10-50-1 in accordance with ASU 2010-09.

ANSWER:                 FASB ASC 855-10-50-1 states that if the entity is not an SEC Filer it shall disclose the date through which subsequent events have been evaluated; whether the date is either the date the financial statements were issued or the date they were available to be issued. Since the company filed a Form S-1, it is considered to be an SEC filer and therefore is not required to disclose the date that the financial statements were issued since the date of issuance for an SEC filer is the date the Form S-1 is filed with the SEC.

Part II. Information not Required in the Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

25.	Please revise your disclosure to provide the date of commencement and date of completion of your Rule 506 offering.

ANSWER:	We have revised to state that the commencement date of our Rule 506 offering was June 21, 2010.

Item 16. Exhibits and Financial Statement Schedules, page II-3

26.
Please file the form subscription agreement(s) that you used in your Rule 506 private placement as an exhibit.  In addition, please confirm that the issuance of stock to Ms. Wyss on April 27, 2010 was not made pursuant to a subscription agreement, or file that agreement as an exhibit.

 ANSWER:                The issuance of stock to Ms. Wyss on April 27, 2010 was not made pursuant to a subscription agreement.

27.	Please revise your reference to Exhibit 23.2 to reflect that counsel’s consent is contained within Exhibit 5.1.

ANSWER:	We have revised our reference to Exhibit 23.2 to reflect that counsel’s consent is contained within Exhibit 5.1.

Exhibit 5.1 – Opinion of Anslow & Jaclin, LLP

28.
The last paragraph of the opinion states that the firm is referenced under the caption “Experts” in the registration statement; however, no such caption exists.  Please revise the prospectus to include such caption and name counsel.

ANSWER:
We have revised the caption “Experts” to “Interests of Named Experts and Counsel” in the last paragraph of the legal opinion in order to be consistent with the existing caption in the registration statement.

Exhibit 23,1

29.
Please coordinate with your independent registered accounting firm Li & Company, PC to revise its consent dated October 15, 2010 to provide the correct date for the audit report being referenced within the consent.

 ANSWER:                We have filed an updated auditor’s consent as Exhibit 23.1.